John Hancock Bond Trust

601 Congress Street

Boston, Massachusetts 02210

October 30, 2014

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C.  20549

Attention: Ashley Vroman-Lee

Re:	John Hancock Bond Trust (the “Trust”)—Request for Withdrawal of Post-Effective Amendment Nos. 85, 90, 92, 94, 95, 97 and 100 under the Securities Act of 1933, as amended (“1933 Act”), and Amendment Nos. 89, 94, 96, 98, 99, 101 and 104 under the Investment Company Act of 1940, as amended (“1940 Act”), to the Trust’s Registration Statement filed on Form N-1A (File Nos. 002-66906 and 811-03006)

Dear Ms. Vroman-Lee:

Pursuant to Rule 477 under the 1933 Act, the Trust hereby requests withdrawal of the following Post-Effective Amendments under the 1933 Act and Amendments under the 1940 Act (the “Amendments”) to the Trust’s Registration Statement filed on Form N-1A relating to John Hancock Global Rates Long/Short Fund, a series of the Trust (the “Fund”):

1933 Act Post-Effective Amendment No.	1940 Act Amendment No.	Filing Date	Accession Number
85	89	March 31, 2014	0001133228-14-001289
90	94	June 25, 2014	0001133228-14-002032
92	96	July 22, 2014	0001133228-14-002658
94	98	August 5, 2014	0001133228-14-002693
95	99	August 19, 2014	0001133228-14-002783
97	101	September 8, 2014	0001133228-14-003088
100	104	October 7, 2014	0001133228-14-003651

The series and class identifiers for the Fund are as follows:

Series Identifier: S000045690

Class A Identifier: C000142430

Class C Identifier: C000142432

Class I Identifier: C000142433

Class R1 Identifier: C000142435

Class R2 Identifier: C000142436

Class R3 Identifier: C000142437

Class R4 Identifier: C000142438

Class R5 Identifier: C000142439

Class R6 Identifier: C000142431

Class NAV Identifier: C000142434

The Trust is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of the Fund.  No securities have been issued or sold in connection with the Amendments. This filing relates solely to the Fund. No information contained herein is intended to amend, supersede, or affect any other filings relating to any other series of the Trust.

If you have any questions, please feel free to contact me at (617) 663-4324

Very truly yours,

John Hancock Bond Trust

By: /s/ Nicholas J. Kolokithas

Name: Nicholas J. Kolokithas

Title: Assistant Secretary

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